Q1 2016 Additional Information: Debt 1 Note: Numbers may not add due to rounding FCA Group Net debt breakdown (€/B) – Unaudited Dec. 31, ’15** Mar. 31, ’16 Cons. Ind. Fin. Cons. Ind. Fin. 27.8 26.1 1.7 Gross Debt* 26.5 24.9 1.6 (0.1) (0.1) (0.0) Derivatives M-to-M, Net (0.1) (0.1) 0.0 (21.1) (21.0) (0.2) Cash & Mktable Securities (18.4) (18.2) (0.2) 6.5 5.0 1.5 Net Debt 8.0 6.6 1.4 *Net of intercompany receivables/payables **Excluding Ferrari Exhibit 99.3

Q1 2016 Additional Information: Debt 2 *Excluding Ferrari Note: Numbers may not add due to rounding Outstanding Dec. 31, ’15* Outstanding Mar. 31, ’16 27.5 Cash Maturities 26.3 12.3 Bank Debt 9.9 13.6 Capital Market 14.8 1.6 Other Debt 1.6 0.2 Asset-backed financing 0.2 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.2 Sale of Receivables 0.2 0.1 Accruals & Other Adjustments 0.0 27.8 Gross Debt 26.5 (21.1) Cash & Mktable Securities (18.4) (0.1) Derivatives (Assets)/Liabilities (0.1) 6.5 Net Debt 8.0 3.4 Undrawn Committed Revolving Facilities 5.9 FCA Group Gross debt breakdown(€/B) – Unaudited

Q1 2016 Additional Information: Debt 3 Outstanding March 31 ‘16 FCA Group 9M 2016 2017 2018 2019 2020 Beyond 9.9 Bank Debt 3.0 2.8 2.5 0.5 0.4 0.9 14.8 Capital Market 2.8 2.4 1.9 1.5 1.3 4.9 1.6 Other Debt 0.5 0.2 0.2 0.2 0.1 0.4 26.3 Total Cash Maturities 6.3 5.3 4.5 2.2 1.8 6.2 18.4 Cash & Mktable Securities 5.9 Undrawn Committed Revolving Facilities 24.3 Total Available Liquidity 5.0 Sale of Receivables (IFRS de-recognition compliant) 3.2 of which receivables sold to financial services JVs (FCA Bank) FCA Group Debt maturity schedule (€/B) – Unaudited Note: Numbers may not add due to rounding; total cash maturities excluding accruals